Exhibit 99.1

AURORA CANNABIS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP
PO Box 10426, 777 Dunsmuir Street
Vancouver, BC V7Y 1K3

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Aurora Cannabis Inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.

Effective as of April 17, 2024, KPMG LLP (the “Former Auditor”), on its own initiative, has notified the Company that it will not stand for reappointment as the auditor of the Company for the fiscal year ending March 31, 2025.

2.	The resignation of the Former Auditor was considered and accepted by the Company’s audit committee.

3.	The Former Auditor’s reports on the Company’s consolidated financial statements for the fiscal years ending March 31, 2023 and June 30, 2022 did not express modified opinions.

4.	There have been no “Reportable Events”, as such term is defined in NI 51-102.

DATED May 1, 2024.

AURORA CANNABIS INC.

By:	(signed) “Simona King”
Name: Simona King
Title: Chief Financial Officer